Algonquin Power & Utilities Corp. Announces 2022 First Quarter Financial Results
OAKVILLE, Ontario - May 12, 2022 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the first quarter ended March 31, 2022. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to announce that today our Board of Directors approved a 6% increase in our quarterly common share dividend, supported by solid operating results from the Company's diversified and resilient business model,” said Arun Banskota, President and Chief Executive Officer of AQN. “We remain committed to delivering on the Company's $12.4 billion capital plan from 2022 through 2026 to drive growth in earnings and cash flows which we expect will, in turn, support compelling returns for shareholders.”
Q1 2022 Financial Highlights
•Revenue of $735.7 million, an increase of 16% compared to the first quarter of 2021
•Adjusted EBITDA1 of $330.6 million, an increase of 17% compared to the first quarter of 2021;
•Adjusted Net Earnings1 of $141.3 million, an increase of 13% compared to the first quarter of 2021; and
•Adjusted Net Earnings1 per share of $0.21, an increase of 5% compared to the first quarter of 2021.

All amounts in U.S. $ millions except per share information	Three months ended March 31
	2022	2021	Change
Revenue	$735.7	$634.5	16%
Net earnings attributable to shareholders	91.0	13.9	555%
Per share	0.13	0.02	550%
Cash provided by operating activities	166.2	(243.5)	168%
Adjusted Net Earnings[1]	141.3	124.5	13%
Per share	0.21	0.20	5%
Adjusted EBITDA[1]	330.6	282.9	17%
Adjusted Funds from Operations[1]	220.2	205.3	7%
Dividends per share	0.1706	0.1551	10%
1.Please refer to "Non-GAAP Measures" at the end of this document for further details.

Corporate Highlights
•Approval by Kentucky Public Service Commission ("KPSC") – On May 4, 2022, the KPSC issued an order, including an approval of the pending acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Transaction”) by Liberty Utilities Co. ("Liberty Utilities"), an indirect, wholly-owned subsidiary of AQN, subject to certain conditions set forth in the order, including those agreed to by Liberty Utilities in the course of the docket. The Kentucky Power Transaction was originally announced on October 26, 2021. Closing of the Kentucky Power Transaction is subject to the satisfaction of certain conditions precedent, including the approval of the U.S. Federal Energy Regulatory Commission (“FERC”) for the Kentucky Power Transaction and certain approvals from FERC, the KPSC and the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell coal generating facility (in which Kentucky Power Company owns a 50% interest).
•Liberty New York Water Acquisition & Integration – Effective January 1, 2022, the Company closed the previously-announced acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp.) from American Water Works Company, Inc. for a purchase price of approximately $609 million. The transition and integration are progressing well as the Company continues to deliver safe and reliable water service to customers in New York.
•Issuance of approximately $1.1 Billion of Subordinated Notes – On January 18, 2022, the Company completed concurrent public offerings of junior subordinated notes in the United States and Canada in an aggregate principal amount of $750 million and C$400 million, respectively (the "Note Offerings"). The Company intends to use the net proceeds of the Note Offerings to partially finance the Kentucky Power Transaction provided that, in the short-term, prior to closing of the Kentucky Power Transaction, the Company has used a portion of, and expects to use the remainder of such net proceeds to repay certain indebtedness of the Corporation and its subsidiaries.
•Empire Missouri Rate Case Outcome – On May 28, 2021, the Empire District Electric Company ("Empire") filed a rate review based on a 12 month historical test year ending September 30, 2020, with an update period through June 30, 2021, requesting an increase in rates of $79.9 million which included $29.9 million related to recovery of fuel and power pass-through costs related to the February 2021 Midwest Extreme Weather Event. Empire subsequently amended the rate request to $50.0 million after deferring the recovery of the extraordinary fuel pass-through costs as well as certain costs related to the retirement of the Asbury coal plant to a subsequent docket requesting securitization. On April 6, 2022, the Missouri Public Service Commission issued its final Report and Order resulting in an annual base rate revenue increase of $39.5 million.
•Completion of the Blue Hill Wind Facility – On April 14, 2022, the Renewable Energy Group achieved full commercial operations at its 175 MW Blue Hill Wind Facility, located in southwest Saskatchewan. The Blue Hill Facility is the Renewable Energy Group's 15th wind powered electric generating facility and is expected to generate approximately 683 GW-hrs of energy per year, with the output being sold through a long-term power purchase agreement with an investment grade rated entity.
•Ongoing Execution of C&I Strategy – The Company continues to execute on its relationship with commercial and industrial ("C&I") customers to help them achieve their sustainability objectives. On May 10, 2022, AQN announced its collaboration with Meta, formerly known as Facebook, Inc., on AQN's 112 MW Deerfield II Wind Project in Huron County, Michigan. Pursuant to the long-term power purchase agreement entered into by the parties, Meta will purchase 100 percent of the energy and environmental attributes from Deerfield II, building upon the existing relationship the companies have at the operating Altavista Solar Facility in Virginia. Construction on Deerfield II began in April 2022.
•Increase in Common Share Dividend – Consistent with AQN's history of delivering total shareholder return comprised of an attractive dividend yield and capital appreciation, on May 12, 2022, AQN's board of directors approved a 6% dividend increase from a total annualized dividend of $0.6824 per common share to a total annualized dividend of $0.7233 per common share. The dividend is expected to be paid quarterly at a rate of $0.1808 per common share, up from $0.1706 per common share.
Additional information regarding AQN is available on its web site at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at www.sedar.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 13, 2022 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, May 13, 2022
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(888) 330-2454
	Toll Dial-In Number	(240) 789-2714
	Event Passcode	5079453
Webcast:	https://event.on24.com/wcc/r/3730565/B0D9DC01E26134ED73A4E3E39A879DBE
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, Algonquin is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. Algonquin is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. Algonquin owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
Algonquin is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
Algonquin's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series

2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends”, “plans” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected future earnings, performance and growth of AQN; capital expenditure plans; the expected generating capacity of the Blue Hill Wind Facility; the expected use of proceeds from completed offerings; and expected dividends to shareholders. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2021, and in AQN's Management Discussion & Analysis for the three months ended March 31, 2022 (the “Interim MD&A”), each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted EBITDA” and “Adjusted Funds from Operations”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled “Caution Concerning Non-GAAP Measures” in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per share basis. Adjusted Net Earnings per share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Net earnings attributable to shareholders	$91.0	$13.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	4.1	6.4
Income tax expense (recovery)	9.5	(21.6)
Interest expense	57.9	49.6
Other net losses[3]	4.7	8.4
Pension and post-employment non-service costs	2.6	3.7
Change in value of investments carried at fair value[2]	40.5	71.7
Impacts from the Market Disruption Event[4] on the Senate Wind Facility	—	53.4
Loss (gain) on derivative financial instruments	(0.3)	(1.1)
Realized loss on energy derivative contracts	0.3	0.2
Loss (gain) on foreign exchange	0.3	0.9
Depreciation and amortization	120.0	97.4
Adjusted EBITDA	$330.6	$282.9

1
Hypothetical liquidation at book value (“HLBV”) represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended March 31, 2022 amounted to $42.5 million, as compared to $23.9 million during the same period in 2021.

2	See Note 6 in the unaudited interim consolidated financial statements.
3	See Note 16 in the unaudited interim consolidated financial statements.
4	The “Market Disruption Event” refers to the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended March 31
(all dollar amounts in $ millions except per share information)	2022	2021
Net earnings attributable to shareholders	$91.0	$13.9
Add (deduct):
Loss (gain) on derivative financial instruments	(0.3)	(1.1)
Realized loss on energy derivative contracts	0.3	0.2
Other net losses[2]	4.7	8.4
Loss (gain) on foreign exchange	0.3	0.9
Change in value of investments carried at fair value[1]	40.5	71.7
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
Adjustment for taxes related to above	4.8	(22.9)
Adjusted Net Earnings	$141.3	$124.5
Adjusted Net Earnings per common share	$0.21	$0.20

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S. GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Cash provided by operating activities	$166.2	$(243.5)
Add (deduct):
Changes in non-cash operating items	48.1	388.5
Production based cash contributions from non-controlling interests	3.7	4.8
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
Acquisition-related costs	2.2	2.1
Adjusted Funds from Operations	$220.2	$205.3